SCIVANTA MEDICAL CORPORATION
215 Morris Avenue
Spring Lake, New Jersey 07762

November 10, 2008

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Post-Effective Amendment No. 1, filed on November 3, 2008 (Accession No. 0001144204-08-060612), to Scivanta Medical Corporation’s Registration Statement on Form SB-2

Ladies and Gentlemen:

Scivanta Medical Corporation (“Scivanta”) hereby requests the withdrawal of the above-referenced Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Registration Statement on Form SB-2 (Registration No. 333-146950) (the “Registration Statement”) pursuant to Rule 477 of the Securities Act of 1933, as amended. Scivanta filed the Post-Effective Amendment with the Securities and Exchange Commission (the “Commission”) to deregister those shares of common stock that were registered pursuant to the Registration Statement and remain unsold thereunder. Scivanta filed the Post-Effective Amendment on Form SB-2, but was subsequently informed by the Commission that due to the rescission of Form SB-2, Scivanta would have to withdraw the Post-Effective Amendment and resubmit the Post-Effective Amendment on Form S-1. Accordingly, application is being made with the Commission to withdraw the Post-Effective Amendment on Form SB-2. Scivanta intends to file the Post-Effective Amendment to its Registration Statement on Form S-1.

Any questions may be directed to Paul T. Colella, Esq. at (732) 741-3900. Thank you for your assistance with respect to this matter.

Very truly yours,

SCIVANTA MEDICAL CORPORATION

By:  /s/ Thomas S. Gifford
Thomas S. Gifford
Executive Vice President,
Chief Financial Officer and Secretary

cc: Paul T. Colella, Esq.